NEWS RELEASE

Brookfield Power to Acquire Two Hydroelectric Plants in Maine

Gatineau, Quebec, January 11, 2006 - Brookfield Power (previously Brascan Power) announced today that it has signed an agreement to acquire two hydroelectric generating facilities totaling almost 40 megawatts of capacity from Rumford Falls Power Company, owned by NewPage Corporation, for US$144 million.

These run-of-the-river merchant facilities are located on the Androscoggin River in Maine and generate approximately 270 gigawatt hours of energy per year.

“We continue to strengthen our geographic presence in the northeast. The addition of these high quality facilities, located on a river on which we currently operate eight other hydro facilities, is an excellent fit with our existing New England power generation fleet,” said Harry Goldgut, Co-Chairman and CEO of Brookfield Power.

The transaction is conditional on approvals of regulatory agencies and is expected to close in mid 2006.

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About Brookfield Power (previously Brascan Power)
Brookfield Power comprises the power generating, transmission, distribution and marketing operations of Brookfield Asset Management (formerly Brascan Corporation). Brookfield Power has developed and successfully operated hydroelectric power facilities, primarily in North America, for almost 100 years. Brookfield Power’s portfolio includes 131 hydroelectric power generating stations located on 43 river systems, 2 co-generation facilities and transmission and distribution assets, principally in the northeast. (See www.brascanpower.com for more details). Brookfield Asset Management is a specialist asset manager. Focused on property, power and infrastructure assets, the company has approximately $40 billion of assets under management. The company is co-listed on the New York and Toronto Stock Exchanges under BAM. (See www.brookfield.com for more details).

About NewPage Corporation
NewPage Corporation, headquartered in Dayton, Ohio, is a leading U.S. producer of coated papers in North America. With more than 6,100 employees, the company operates five integrated pulp and paper manufacturing mills located in Chillicothe, Ohio; Escanaba, Michigan; Luke, Maryland; Rumford, Maine; and Wickliffe, Kentucky. These mills have a combined annual capacity of approximately 2.5 million tons of coated and carbonless paper. For additional information, please visit the company’s Web site at www.NewPageCorp.com.

Brookfield Power
Shelley Moorhead
Director, Corporate Communications & Investor Relations
Tel: (819) 561-8072
Email: shelley.moorhead@brascanpower.com

 Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the companies to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies’ Annual Reports and Brookfield Asset Management’s Form 40-F filed with the Securities and Exchange Commission. The companies undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.